SECOND ADDENDUM TO REVOLVING CREDIT AGREEMENT AND NOTE

        THIS SECOND ADDENDUM is hereby made a part of the Revolving Credit Agreement and Note (the “Agreement”) made and entered into by the undersigned borrower (the “Borrower”) and the undersigned bank (the “Bank”) on July 31, 2008. The covenants and terms described below are hereby added for the purposes of amending the Agreement.

        1.     The meaning of “Fixed Charge Coverage Ratio” shall be amended to mean EBITDAR plus non-cash stock compensation expense minus cash taxes, cash dividends, treasury stock purchases and Maintenance Capital Expenditures divided by the sum of all required principal payments (on short and long-term debt and capital leases), interest and rental or lease expense.

        2.     The foregoing meaning of Fixed Charge Coverage Ratio shall become effective with the December 31, 2009, year-end financials. Until that date, the Fixed Charge Coverage Ratio as defined in the Agreement dated July 31, 2008, shall remain in full force and effect.

        3.     In all other respects, the warranties, covenants and other terms set out in the Agreement shall remain in full force and effect including, but not limited to, the covenant for Maintenance Capital Expenditures.

        Dated as of this 19 day of December, 2008.

National Research Corporation, a
Wisconsin Corporation
By: /s/ Patrick E. Beans
Patrick E. Beans, CFO

AGREED TO:
U.S. Bank, N.A.
By: /s/ Elizabeth A. Morgan
Elizabeth A. Morgan, Vice President